January 10, 2012

Steven B. Boehm, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: Fifth Street Finance Corp. (the "Company")
        Registration Statement on Form N-2
        File Number 333-178391

Dear Mr. Boehm:

We have reviewed the registration statement referenced above and have the following comments. Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Registration Statement

File a form of prospectus supplement that will be used in respect of the Company's common stock takedown offerings from this shelf registration statement.

Prospectus

Prospectus Cover Page

In the sixth paragraph, provide the net asset value per share and the last reported sale price per share of the common stock of the Company as of a recent date.

Prospectus Summary – Fifth Street Finance Corp.

Provide an organizational chart reflecting the Company's relationship to and ownership interest in the affiliated entities identified in the prospectus.

In the second paragraph, disclose whether each of the Company's 55 debt investments is current on its contractually scheduled interest and principal payments.

The third paragraph states that the Company's loan origination efforts are currently focusing on "solid credit quality" loans. However, the Company's "Newsletter for October 2011," filed under cover of Form 8-K dated October 18, 2011 (the "Newsletter"), appears to rate the credit quality of the Company's portfolio at a level of

BB and B rated securities. If true, disclose that the overall credit quality of the Company's portfolio is comparable to the ratings normally associated with junk bonds rated BB and B. Also reconcile the assessment regarding the current credit quality of the Company's portfolio with the Company's goal of originating solid credit quality loans.

In the fourth paragraph, provide a plain English version of the penultimate sentence contained therein. Also disclose the Company's current debt to equity ratio.

The Offering

In the last sentence of the second paragraph, insert the phrase "or directly by us" after the word "dealers."

Administration Agreement

At the end of the fourth sentence, clarify whether the reference to the phrase "given his compensation" refers to compensation paid by the Company to Mr. Berman. Also disclose that Mr. Berman is a partner of the Company's investment adviser.

In the last sentence, clarify, if true, whether when the Company's administrator ceases to forgo its right to receive reimbursement for the services performed by Mr. Berman, this could result in essentially paying twice for the same services.

Risk Factors

At the end of the sixth risk factor bullet, clarify the Company's shareholders would likely not receive any proceeds upon the Company's liquidation.

Refer to the disclosure contained in the eleventh risk factor bullet. In your response letter, identify the extent to which any of the Company's distributions to its common shareholders have ever consisted of a return of capital.

Fees and Expenses

We note the absence of the Acquired Company Fees & Expenses line item from the Company's fee table. Please confirm to us in your response letter whether the Company will make investments that trigger the need for applicable Acquired Company Fees & Expenses disclosure or whether such expenses amount to less than one basis point and are, if applicable, included in "Other expenses."

In a footnote to the fee table, disclose that the Company does not expect to issue preferred shares during the next twelve months.

Expand footnote (5) to provide the dollar values for each of the amount of the fee calculated in respect of gross assets, the amount of the fee calculated in respect of net assets, and the amount of borrowings for investment purposes. In this regard, highlight the relationship between all three of these dollar amounts when determining the management fees calculated as a percentage of net assets attributable to common stock. Also disclose the dollar amount of the incentive fees that were used when calculating the management fee.

<u>Risk Factors</u>

<u>Our base management fee may induce out investment adviser to leverage.</u>

Revise the disclosure to clarify that it will be an incentive for the adviser to leverage the Company. Also state that this incentive presents a conflict of interest and disclose how the Company's Board of Directors will manage this conflict of interest.

Disclose whether the Company will only leverage if expected returns will exceed the cost of borrowing.

<u>Because we borrow money, the potential for loss on amounts invested in us…</u>

Provide a separate risk factor highlighting the Company's increasing reliance on borrowed money to finance its activities, as well as the corresponding risks.

<u>There are significant potential conflicts of interest which could adversely impact…</u>

In this risk factor also disclose that Bernard D. Berman, the Company's president, chief compliance officer and secretary, and Ivelin M. Dimitrov, the Company's chief investment officer, are partners of the Company's investment adviser.

<u>Risks Relating to Our Investments</u>

The Company's Newsletter discloses that the healthcare industry sector is the largest industry sector in which the Company is invested, representing approximately 30% of the Company's total portfolio. Accordingly, add appropriate risk disclosure pertaining to investing in the healthcare industry sector.

<u>Our stockholders may experience dilution upon the conversion of our convertible…</u>

Disclose the maximum total number of shares that would be issued upon conversion of the convertible senior notes into shares of the Company's common stock.

Disclose whether the common shares issued in respect of the convertible senior notes include registration rights. If so, disclose the estimated dollar amount of the expenses that the Company would incur registering those common shares. Also disclose that the Company's common stockholders will indirectly bear all of those costs.

The accounting for convertible debt securities is complex and subject to uncertainty.

Briefly highlight, in plain English, the nature and the impact of having "an accounting effect on our earnings per share on a fully diluted basis."

Price Range of Common Stock and Distributions

Complete the tabular presentation of the "Year ending September 30, 2012 First Quarter" information through the entire period ending December 31, 2011.

Revenue Recognition – Fee Income

Disclose what will constitute a "successful exit event for each of the investments."

Comparison of the years ended September 30, 2011 and September 30, 2010

Total Investment Income

Explain the almost 40% year-over-year increase in PIK income, and the additional potential risks this presents. Is this a trend that the Company expects to continue?

What resulted in the substantial year-over-year drop in fee income?

Expenses

In the second paragraph clarify, if true, that none of the "98.6% increase in the fair value of the investment portfolio during the year" was due to appreciation in the value of the Company's portfolio.

The disclosure puts the Company's year-over-year increase in interest expense at nearly one thousand percent. Expand the disclosure to assess how this increase impacted the Company in its last fiscal year, as well as how it is expected to impact the Company during its current fiscal year. Does the Company expect interest expense to increase materially in the current fiscal year?

Borrowings

Highlight the purpose and nature of the business operations of each of the Fifth Street affiliated entities identified in this section.

Quantitative and Qualitative Disclosures about Market Risk

Delete the word "hypothetical" from the text of footnote (1).

Gain on Extinguishment of Convertible Senior Notes

Disclose whether the Company paid to its investment adviser an incentive fee based on the gain that the Company recorded upon the repurchase at below par value of its own debt.

Plan of Distribution

In your response letter, confirm to the staff that each underwritten takedown from this registration statement will be submitted to FINRA for approval of the underwriting terms of the Company's offering.

In your response letter, undertake to include in each prospectus supplement, as applicable, under a section captioned "Additional Underwriter Compensation" a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Also clarify whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Accounting Comments

Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Part C

Item 25. Financial Statements and Exhibits

Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment.   In this regard, it may also be necessary for the Company to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6964.

Sincerely,

Dominic Minore
Senior Counsel